LabStyle Innovations Corp.

9 Halamish Street

Caesarea Industrial Park

38900, Israel

June 2, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Russell Mancuso

Re:	LabStyle Innovations Corp.
Registration Statement on Form S-1, as amended
File No. 333-194710

Dear Mr. Mancuso:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LabStyle Innovations Corp. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. on Tuesday, June 3, 2014, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gadi Levin
Gadi Levin
Chief Financial Officer, Secretary and Treasurer